Exhibit 99.1

Niu Technologies Provides Updates on First Quarter 2021 E-scooter Sales Volume and New Products Launch

BEIJING, China, April 6, 2021 — Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provides its e-scooter sales volume results for the first quarter 2021 and update on new products launch.

	Q1 2021	Q1 2020
China Market	144,654	34,316
International Markets	4,995	5,844
Total	149,649	40,160

In the first quarter of 2021, NIU sold 149,649 e-scooters, representing a 272.6% year-over-year growth.  The number of e-scooters sold in China market reached 144,654, representing a 321.5% year-over-year growth.  The number of e-scooter sold in the international markets reached 4,995, a decrease of 14.5% year-over-year.  The volume is compared on a year-over-year basis instead of on a quarter-over-quarter basis due to strong seasonality in e-scooter market.

The growth in China market was mainly driven by retail network expansion and effective branding and marketing activities.  The Company launched the “Year of the Niu” branding campaign during the past Chinese New Year, as the year of 2021 happens to be the year of Ox, or the year of NIU in Chinese.  The total units of G0 sold during the first quarter represented approximately 39.5% of total China market volume.  Excluding G0, the number of e-scooters sold in China market reached 87,467, representing a 154.9% year-over-year growth.  The G0 model has a lower sales price and gross margin compared with other models, and high proportion of sales volume from this model has negative impacts on the blended revenues per scooter and overall gross margin for the first quarter 2021.

The decrease in the international markets was mainly caused by COVID-19, especially the recent rebound and lockdowns in Europe, and by a more challenging environment for international shipping.  As of March 31st, 2021, the Company had backlog orders of 5,437 units which were not fulfilled within the first quarter 2021.

On April 6th, 2021, the Company launched 4 new products, F0, F2, F4 and C0 models, in the e-scooter category mainly for China market and 1 new product in the kick-scooter category mainly for international markets.  The Company also announced upgrades of various smart functions and components on existing MQi and UQi series products to offer better riding experience.

The F0, F2, F4 and C0 models are under our GOVA series.  The design languages of the four models are differentiated from our existing product lines and such models are designed to serve different customer groups in China.  The F0, F2 and C0 models are classified as electric bicycle and the F4 model is classified as electric motorcycle, according to the relevant standards in China.  The F0 model was launched through JD.com on April 6th at a retail sales price of RMB2,6991.  The F2, F4 and C0 models are expected to be available for sale in retail stores in the coming months.

1  The retail sales price includes the delivery fee of RMB200.

The Company also launched a new series for kick-scooter category.  The product carries the same NIU design language and is a new category that the Company expanded to enrich our offerings for micro-mobility.  The models under this series are expected to be mass produced and sold to international markets in the 2nd half 2021.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from financial accounting and reporting point of view.  NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric bicycles, motorcycles and kick-scooters.  NIU has a product portfolio consisting of eight series, four e-scooter series, including NQi, MQi and UQi with smart functions and Gova, two urban commuter electric motorcycles series RQi and TQi, a performance bicycle series, NIU Aero, and a kick-scooter series.  Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology.  NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services.  For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements.  Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements.  NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Niu Technologies

Jason Yang

Investor Relations Manager

E-mail: ir@niu.com